DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com David M. Eisler david.eisler@dlapiper.com T 858.677.1417 F 858.638.5017

June 30, 2010	OUR FILE NO. 367467-1

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3661

Washington, D.C.  20549

Re:                             SouthWest Water Company
Preliminary Proxy Statement on Schedule 14A
File No. 000-08716

Ladies and Gentlemen:

On behalf of SouthWest Water Company (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  The Company has revised the Proxy Statement to update appropriate disclosures and to respond to comments provided by the staff of the Commission in its letter dated June 17, 2010 (the “Comment Letter”).

The courtesy package that is being provided to Robert Errett of the Staff contains a copy of this letter and a copy of the revised Proxy Statement, which has been marked to show changes from the version filed with the Commission on June 2, 2010.

The Company hereby submits the following responses to the Comment Letter.  For ease of reference, we have provided the text of each of the comments in the Comment Letter followed by the Company’s response.

General

1.                                      We note that the Tandy representations were provided by counsel on behalf of the company.  Please submit a separate letter on EDGAR from an authorized representative of the company with the requested acknowledgements.

RESPONSE:  The Company submitted the requested letter by EDGAR on June 29, 2010.

The Merger, page 12

Background of the Merger, page 12

2.                                      We note your response and revisions to your filing in response to comment 19 from our letter dated May 19, 2010.  Please summarize the various methodologies that Wells Fargo used to determine the enterprise value in the sum-of-the-parts analysis, the methodology they ultimately used and why and the enterprise values for the certain operations that were part of the analysis.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.  Given (i) the complexity of valuing the Company’s separate operations, (ii) the fact that the different methodologies produced different ranges of value, and (iii) (as discussed on page 19 of the amended Proxy Statement) the difficulty and adverse consequences of selling some or all of the business units, as well as the conclusion that the indicative prices in the preliminary indications of interest showed the potential for providing greater value to the stockholders, the Company respectfully submits that including the range of values for each business unit would not provide meaningful information to stockholders.  Any such discussion would either greatly expand this section by addressing a topic of limited relevance or would risk being misleading if it were truncated.

3.                                      We note your response and revisions to your filing in response to comment 20 from our letter dated May 19, 2010.  Please discuss why the Special Committee elected to continue the bidding process after receiving the updated break-up analysis from Wells Fargo.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

4.                                      We note your response and revisions to our filing in response to comment 22 from our letter dated May 19, 2010.  Please briefly discuss in this paragraph why Mr. Hunnekens left the Special Committee and please discuss why the Board of Directors added an additional member to the Special Committee.

RESPONSE:   The Company has revised the disclosure in the amended Proxy Statement.

5.                                      We note your response to comment 25 from our letter dated May 19, 2010.  However, we are unable to locate the changes in your filing that you refer to.  Please advise.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement in response to comment 25 from the Staff’s letter dated May 19, 2010.

Certain Projections, page 24

6.                                      We note that Wells Fargo used management’s 2014 EBITDA projection in their Illustrative Take-Private Analysis.  In addition, Wells Fargo used management’s projection of SouthWest’s earnings per share for 2013.  Please revise this section to include these projections.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

Opinion of Financial Advisor, page 25

7.                                      We note your added disclosure in response to comment 33 from our letter dated May 19, 2010 that the financial advisor did not consent to its opinion being further used, circulated, quoted or otherwise referred to for any other purpose, nor filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document without the prior written consent of Wells Fargo Securities.  These statements may be viewed as limitations on the ability of shareholders to rely on the opinion.  Because they are inconsistent with the disclosures relating to the opinion, please delete the limitations.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement in each of the places where it had appeared.

8.                                      We note in your response to comment 29 from our letter dated May 19, 2010.  You indicated that cooler and wetter winter weather in many of your services areas and the effects of conservation efforts has reduced the demand for your water, which is major driver of your results.  As a result, your projections would differ from the ones provided to Wells Fargo, but they would not change the fundamental trends reflected in the projections to any material degree.  As previously requested, please disclose whether any material changes in the Company’s operations, performance or in any of the projection or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.  If no material changes are expected to occur or have occurred please state this fact.  Please provide this disclosure in the last paragraph on page 26, where you state that Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

9.                                      We have reviewed the materials submitted in response to comment 27 from our letter dated May 19, 2010.  Please revise your filing to discuss the following:

•              With respect to Wells Fargo’s Comparable Public Company Analysis, please disclose what multiples Wells Fargo used from the comparable public companies analysis to calculate the range of implied equity values per share of common stock of $4.63 to $7.71, why they chose these multiples and what specific financial data Wells Fargo used that was from SouthWest’s management.  Please also describe how Wells Fargo calculated the range of $4.63 to $7.71.

RESPONSE:  Wells Fargo Securities used a range of 2011E EBITDA multiples of 7.0x to 9.0x in its Comparable Public Company Analysis to calculate the range of implied equity values per share of common stock of $4.63 to $7.71.  Wells Fargo Securities selected these multiples based on its experience and professional judgment taking into account the nature of the Company’s business as compared to that of other publicly-traded water utility companies that Wells Fargo Securities considered to be comparable to the Company. Wells Fargo Securities’ calculation of the range of $4.63 to $7.71 is described on page 28 of the amended Proxy Statement, filed on June 2, 2010.  The Company has revised the disclosure in the amended Proxy Statement to reflect this discussion.

•              With respect to Wells Fargo’s Illustrative Present Value of Future Share Price Analysis, please explain Wells Fargo’s basis for concluding that forward earnings per share multiples of 16.0x to 19.0x was appropriate for purposes of this calculation.

RESPONSE:  Wells Fargo Securities selected the forward earnings per share multiples used in its Illustrative Present Value of Future Share Price Analysis based on its experience and professional judgment taking into account the forward earnings per share multiples of other publicly-traded water utility companies that Wells Fargo Securities considered to be comparable to the Company.  The Company has revised the disclosure in the amended Proxy Statement to reflect this discussion.

•              With respect to Wells Fargo’s Illustrative Discounted Cash Flow Analysis, please explain Wells Fargo’s basis for concluding that the range of terminal value EBITDA multiples of 9.0x to 10.0x was appropriate for purposes of this calculation.

RESPONSE:  Wells Fargo Securities selected the terminal value EBITDA multiples used in its Illustrative Discounted Cash Flow Analysis based on its experience and professional judgment taking into account the historical range of last twelve month EBITDA multiples for the Company as compared to that of other publicly-traded water utility companies that Wells Fargo Securities considered to be comparable to the Company. The Company has revised the disclosure in the amended Proxy Statement to reflect this discussion.

•              With respect to Wells Fargo’s Illustrative Discounted Cash Flow Analysis, please explain Wells Fargo’s basis for concluding that using a discount range from 7.0% to 8.0%, which reflected estimates of SouthWest’s weighted average cost of capital, was appropriate for purposes of their “Discounted Cash Flow Analysis.”

RESPONSE:  Wells Fargo Securities selected the discount range used in its Illustrative Discounted Cash Flow Analysis based on its experience and professional judgment taking into account the Company’s weighted average cost of capital, which Wells Fargo Securities calculated using standard corporate finance methodologies. The Company has revised the disclosure in the amended Proxy Statement to reflect this discussion

•              With respect to Wells Fargo’s Illustrative Take-Private Analysis, please explain Wells Fargo’s basis for concluding that using an exit value of 9.0x-10.0x was appropriate for purposes of their “Take-Private Analysis.”

RESPONSE:  Wells Fargo Securities selected the exit values used in its Take-Private Analysis based on its experience and professional judgment taking into account the historical range of last twelve month EBITDA multiples for the Company as compared to that of other publicly-traded water utility companies that Wells Fargo Securities considered to be comparable to the Company. The Company has revised the disclosure in the amended Proxy Statement to reflect this discussion.

10.                                We note your response to comment 32 from our letter dated May 19, 2010.  Please also quantify the fees paid to Wells Fargo Securities and/or its affiliates in connection with investment and commercial banking advice and services to the company over the past two years.  Refer to Item 1015(b)(4) of Regulations M-A.

RESPONSE:  Wells Fargo Securities has confirmed that the discussion on page 30 of the amended Proxy Statement, filed on June 2, 2010, sets forth all fees paid to Wells Fargo Securities and/or its affiliates in connection with investment and commercial banking advice and services provided to the Company over the past two years.

Interests of our directors and Executive Officers in the Merger, page 31

11.                                We note your response and revisions to your filing in response to comment eight from our letter dated May 19, 2010.  Please incorporate into your filing your statement regarding the total benefits payable to all non-employee directors.

RESPONSE:  The Company has revised the discussion to include the information requested.

*  *  *  *  *

If you have any questions or comments regarding this letter, please contact me at (858) 677-1417.

Very truly yours,

DLA Piper LLP (US)

David M. Eisler

Associate

Admitted in California

cc:	Robert W. Errett, Securities and Exchange Commission
Mark Swatek, SouthWest Water Company (w/o encl)
Ken Dix, SouthWest Water Company (w/o encl)